

Mail Stop 4561

July 11, 2017

Frank Zhigang Zhao
Chief Financial Officer
JMU Limited
North Guoquan Road 1688 Long
No. 75, Building A8, 6F
Yangpu District, Shanghai
People's Republic of China

> **Re: JMU Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 26, 2017**
> **File No. 001-36896**

Dear Mr. Zhao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 100

1.   We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to a material weakness related to the lack of accounting personnel with appropriate knowledge of U.S. GAAP. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide

reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services